Mark Crone Managing Partner mcrone@cronelawgroup.com Eric Mendelson Partner emendelson@cronelawgroup.com

VIA EDGAR

May 14, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade & Services

Division of Corporation Finance

Washington, D.C. 20549

Re:	CTRL Group Limited Registration Statement on Form F-1 Filed March 15, 2024 File No. 333-277979

Ladies and Gentlemen:

On behalf of our client, CTRL Group Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 25, 2024 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1 to the Registration Statement.

Registration Statement on Form F-1 filed March 15, 2024

Capitalization, page 42

1.	Please clarify for us why here you are providing proforma information to adjust for a Forward Stock-Split at a ratio of 1 for 1,300, while under the Dilution you refer to a Reverse Stock-Split.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 42 and 43 of Amendment No. 1 to the Registration Statement to reflect that it, in fact, conducted a Forward Stock Split.

2.	Please clarify for us why you have removed the reference to present pro forma EPS reflecting dilution equivalent to the number of shares whose proceeds will be used to pay the HK$ 8,000,000 of dividends on May 2, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the dividend, amounting to HK$3,000,000 (US$383,102), which was declared on May 2, 2023, was settled on May 16, 2023. This dividend payment has been duly reflected in the interim results for the six months ended September 30, 2023. Therefore, there is no dilution of EPS resulting from the payment of this dividend and such reference has been removed from the Registration Statement.

Please feel free to contact me should you require additional information at (917) 538-1775 or emendelson@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eric Mendelson, Esq.
Eric Mendelson, Esq.